Exhibit 21.1
Whole Earth Brands, Inc.
List of Subsidiaries as of December 31, 2021

Name of Subsidiary	State or Country
Merisant Spain SL	Spain
Merisant Company 2, Sarl.	Switzerland
Merisant Company	Delaware
Merisant Luxembourg Sarl	Luxembourg
Mafco Worldwide LLC	Delaware
Extraits Vegetaux ET Derives, SAS	France
Zhangjiangang Free Trade Zone Mafco Biotech Co., Ltd.	China
Swerve, L.L.C.	Louisiana
Swerve IP, L.L.C.	Louisiana
WSO Investments, Inc.	Delaware
Wholesome Sweeteners, Incorporated	Delaware